ATCO
GROUP

Corporate Office


05005284

Telephone: (403) 292-7909
Telefax: (403) 292-7623
e-mail: leslie.lawson@atco.com

January 10, 2005

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

SUPPL


SEC MAIL PROCESSING
RECEIVED
JAN 1 9 2005
WASH. D.C.
213
SECTION

ATCO Ltd.
File No.: 82-34745
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Form 1, filed January 7, 2005 for symbol ACO.NV.X
- Corporation's Form 1, filed January 7, 2005 for symbol ACO.Y
- Corporation's Form 1, filed January 7, 2005 for symbol ACO.PR.A
- Insider Report, filed January 7, 2005 relating to a Normal Course Issuer Bid

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

[signature]

Leslie Lawson
Corporate Secretarial Administrator

Encl.

PROCESSED
JAN 24 2005
THOMSON
FINANCIAL

1/24

FILE NO. 82-34745

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Atco Ltd.
Symbol :	ACO.NV.X
Reporting Period:	12/01/2004 - 12/31/2004

Summary

Issued & Outstanding Opening Balance :	26,376,830	As at :	12/01/2004

Effect on Issued & Outstanding Securities

Employee Stock Option Plan	38,750
Other Issuances and Cancellations	-12,000
Issued & Outstanding Closing Balance :	26,403,580

Employee Stock Option Plan

Stock Options Outstanding Opening Balance:	**951,200**	As at :	12/01/2004

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
12/31/2004	N		38,750		
Totals		0	38,750	0	0

Stock Options Outstanding Closing Balance:	**912,450**	As at :	12/31/2004

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
12/31/2004	Issuer Bid	-12,000
Totals		-12,000

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	01/07/2005 16:36:51
Last Updated:	01/07/2005 16:33:07

FILE NO. 82-34745

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Atco Ltd.
Symbol :	ACO.Y
Reporting Period:	12/01/2004 - 12/31/2004

Summary

Issued & Outstanding Opening Balance :	3,492,702	As at :	12/01/2004
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	3,492,702		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	01/07/2005 16:37:46
Last Updated:	01/07/2005 16:37:28

FILE NO. 82-34745

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer : Atco Ltd.
Symbol : ACO.PR.A
Reporting Period: 12/01/2004 - 12/31/2004

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	12/01/2004

	Effect on Issued & Outstanding Securities
Other Issuances and Cancellations	0
Issued & Outstanding Closing Balance :	6,000,000

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name: Leslie Lawson
Phone: 403-292-7909
Email: leslie.lawson@atco.com
Submission Date: 01/07/2005 16:38:22
Last Updated: 01/07/2005 16:38:16

FILE NO. 82-34745

Insider transaction detail - View details for issuer

2005-01-07 13:22 ET

Transactions sorted by : **Insider**
Issuer name : **ATCO Ltd. (Starts with)**
Filing date range : **January 7, 2005 - January 7, 2005**

Issuer name: ATCO LTD.

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
Insider name: ATCO Ltd.													
Insider's Relationship to Issuer: 1 - Issuer													
Security designation: Non-Voting Shares Class I													
387667	2004-12-03	2005-01-07	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+4,000	57.5100	4,000						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
387669	2004-12-03	2005-01-07	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-4,000		0						
O 387671	2004-12-03	2005-01-07	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+4,000	56.3600							
A 387671	2004-12-10	2005-01-07	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+4,000	56.3600	4,000						
387673	2004-12-10	2005-01-07	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-4,000		0						
387675	2004-12-17	2005-01-07	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+4,000	55.1000	4,000						
387683	2004-12-17	2005-01-07	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-4,000		0						